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                                             Filed by Southside Bancshares Corp.
         Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-6 of the Securities Exchange Act of 1934, as amended

                                     Subject Company: Southside Bancshares Corp.
                                                   Commission File No. 333-63212

To Shareholders of Southside Bancshares Corp.:

Enclosed is a new blue proxy card which you should use in voting upon (1) the election of directors to Southside's board of directors and (2) the proposed merger of Allegiant Bancorp and Southside Bancshares, both as described in the joint proxy statement/prospectus dated August 1, 2001 which you previously received.

You are receiving this blue proxy card because the white proxy card which originally accompanied your joint proxy statement/prospectus did not clearly indicate where you should sign your name. This blue proxy card contains a signature line for you to sign your name.

If you already voted on the white proxy card AND SIGNED YOUR NAME, you may disregard this blue proxy card. If you already voted on the white proxy card but failed to sign your name or did not yet return the white proxy card, we ask that you sign, date and return this blue proxy card as soon as possible.

Information about the proxy card and the voting process is set forth in the joint proxy statement/prospectus. If you have any further questions, please contact Joseph W. Pope at (314) 416-4111. We appreciate your cooperation.


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               - FOLD HERE AND RETURN IN THE ENCLOSED ENVELOPE -


                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116

                      THIS PROXY IS SOLICITED ON BEHALF OF
              THE BOARD OF DIRECTORS OF SOUTHSIDE BANCSHARES CORP.

         The undersigned hereby appoints Mitchell P. Baden and Laurie A. Pennycook, and each of them, with or without the other, attorneys and proxies, with full power of substitution and revocation, to vote all of the shares of common stock of Southside Bancshares Corp. which the undersigned is entitled to vote at the annual meeting of shareholders of the company to be held at South Side National Bank's Telegraph Road facility, located at 4111 Telegraph Road, St. Louis County, Missouri, on Wednesday, September 12, 2001, at 3:00 p.m., and at any adjournments thereof: (1) as hereinafter specified upon the proposals listed below and as more particularly described in the company's joint proxy statement/prospectus, receipt of which is hereby acknowledged; and (2) in their discretion upon such other matters as may properly come before the annual meeting of shareholders.

A VOTE FOR THE FOLLOWING PROPOSAL (AS DESCRIBED IN GREATER DETAIL IN THE JOINT PROXY STATEMENT/PROSPECTUS) IS RECOMMENDED BY A MAJORITY OF THE BOARD OF DIRECTORS.

     1. Election of directors: Douglas P. Helein, Earle J. Kennedy, Jr., Daniel J. Queen and Steven C. Roberts.

          [ ]  FOR all nominees listed (except as marked to the contrary).
          [ ]  WITHHOLD AUTHORITY to vote for all nominees listed.
          [ ]  WITHHOLD AUTHORITY to vote for
                                             ----------------------------------.

A VOTE FOR THE FOLLOWING PROPOSAL (AS DESCRIBED IN GREATER DETAIL IN THE JOINT PROXY STATEMENT/PROSPECTUS) IS UNANIMOUSLY RECOMMENDED BY THE BOARD OF DIRECTORS.

     2. Approval of the plan of merger between the company and Allegiant Bancorp, Inc. set forth in the merger agreement between the company and Allegiant Bancorp, Inc. and the transactions contemplated by that agreement

          [ ] FOR                    [ ] AGAINST                    [ ] ABSTAIN

   (YOU ARE REQUESTED TO COMPLETE, DATE, SIGN, AND RETURN THIS PROXY PROMPTLY)

                             SOUTHSIDE SHAREHOLDERS

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be voted FOR Proposals 1 and 2. If any other matters properly come before the annual meeting, the proxy holders will vote the shares of common stock represented by your proxy in their discretion.

TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THIS SOUTHSIDE PROXY CARD IN THE ENVELOPE PROVIDED. IF YOU PLAN TO ATTEND THE ANNUAL MEETING AND ARE A SHAREHOLDER OF RECORD, PLEASE MARK THE PROXY CARD APPROPRIATELY AND RETURN IT. HOWEVER, IF YOUR SHARES ARE NOT REGISTERED IN YOUR OWN NAME, PLEASE ADVISE THE SHAREHOLDER OF RECORD (YOUR BANK, BROKER, ETC.) THAT YOU WISH TO ATTEND. THAT FIRM MUST PROVIDE YOU WITH EVIDENCE OF YOUR OWNERSHIP WHICH WILL ENABLE YOU TO GAIN ADMITTANCE TO THE ANNUAL MEETING.

                                    Dated                        , 2001
                                          -----------------------
                                    Signature:
                                               ---------------------------------
                                    Signature:
                                               ---------------------------------
                                    Print Name(s):
                                                   -----------------------------

                                    --------------------------------------------

                                    IMPORTANT: Please date this proxy and sign exactly as your name(s) appears thereon. If stock is held jointly, signature should include both names. Executors, administrators, trustees, guardians, corporate officers and others signing in a representative capacity should so indicate.

                                    PROXY MUST BE RETURNED BY SEPTEMBER 12, 2001

                                    [ ] Please check box if you plan to attend the annual meeting.